SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                             ------------------

                               SCHEDULE 14D-9

                Solicitation/Recommendation Statement Under
          Section 14(d)(4) of the Securities Exchange Act of 1934

                             (Amendment No. 16)
                             ------------------

                                  TRW INC.
                         (Name of Subject Company)


                                  TRW INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.625 Per Share
     Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                       (Title of Class of Securities)

                                 872649108
                                 872649504
                                 872649603
                   (CUSIP Number of Class of Securities)

                             -----------------

                            William B. Lawrence
          Executive Vice President, General Counsel and Secretary
                                  TRW Inc.
                             1900 Richmond Road
                           Cleveland, Ohio 44124
                               (216) 291-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
        Communications on Behalf of the Person(s) Filing Statement)

                             -----------------

                              With copies to:

                             Peter Allan Atkins
                              Eric L. Cochran
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer



         This Amendment No. 16 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002, April 15,
2002, April 17, 2002, April 19, 2002, April 24, 2002, May 1, 2002, May 3,
2002, May 6, 2002, May 7, 2002 and May 31, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

Item 8.  The Solicitation or Recommendation.

Item 8(b) is hereby amended by adding the following disclosure at the end of such subsection:

         On June 14, 2002, TRW issued a press release announcing the certification of voting results from TRW's Annual Meeting of Shareholders held on April 24, 2002 and TRW's Special Meeting of Shareholders held on May 3, 2002, a copy of which is incorporated by reference and attached as Exhibit (a)(29) hereto.

ITEM 9.  EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(29)       Press Release issued by TRW on June 14, 2002.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       TRW INC.


                                       By:   /s/ William B. Lawrence
                                           -------------------------------
                                           William B. Lawrence
                                           Executive Vice President, General
                                           Counsel and Secretary


Dated:  June 17, 2002



Exhibit (a)(29)

News Release               TRW Inc.                   [TRW Logo]
                           1900 Richmond Road
                           Cleveland, OH 44124


    For Immediate Release                Contact
                                         Judy Wilkinson or Barrett Godsey
                                         Joele Frank, Wilkinson Brimmer Katcher
                                         212-355-4449

                                         Jay McCaffrey, TRW Media
                                         216-291-7179

                                         Ron Vargo, TRW Investors
                                         216-291-7506


TRW ANNOUNCES CERTIFIED RESULTS OF SHAREHOLDER MEETINGS

Cleveland, June 14, 2002 - TRW Inc. (NYSE: TRW) today announced that the independent inspectors of elections have certified the voting results from TRW's Annual Meeting of Shareholders, held on April 24, 2002, and TRW's Special Meeting of Shareholders, held on May 3, 2002.

At TRW's Annual Meeting, the holders of 109.5 million shares, or 86.5%, of TRW common and preferred stock were represented in person or by proxy and a quorum was present. Shareholders voted on three proposals submitted by Northrop Grumman Corporation (NYSE: NOC), the election of four directors to TRW's Board of Directors and the ratification of the Company's independent auditors.

o TRW shareholders rejected Northrop's proposal that TRW establish a committee of Independent Directors to evaluate Northrop's offer, with approximately 65.2 million shares, or 63.4%, voted against the proposal. 35.4 million shares, or 34.4%, voted to approve the proposal and 2.2 million shares, or 2.1%, abstained.

o TRW shareholders rejected Northrop's proposal that TRW take all actions within its authority to let shareholders decide for themselves whether to exchange their TRW shares for Northrop common stock, with approximately 81.1 million shares, or 78.9%, voted against the proposal. 19.4 million shares, or 18.9%, voted to approve the proposal and 2.3 million shares, or 2.3%, abstained.

o TRW shareholders approved Northrop's non-binding proposal requesting access to non-public information about TRW, with approximately 55.2 million shares, or 53.7%, voted in favor of the proposal. 45.4 million shares, or 44.1%, voted against the proposal and 2.2 million shares, or 2.2%, abstained.

o TRW shareholders approved the election of four directors to TRW's Board of Directors for a term of three years ending in the year 2005, with approximately 108.4 million shares, or 99.0%, voted in favor of the proposal. No more than 1.1 million shares, or 1.0%, of the shares were withheld with respect to any of the elected directors.

o TRW shareholders voted to approve the appointment of Ernst & Young LLP as the Company's independent auditors, with approximately 103.4 million shares, or 94.4%, voted in favor of the proposal. 3.5 million shares, or 3.2%, voted against the proposal and 2.7 million shares, or 2.4%, abstained.

                                   (more)



At TRW's Special Meeting of Shareholders, the holders of approximately 93.9 million shares, or 74.0%, of TRW common and preferred stock were represented in person or by proxy and a quorum was present. Under Ohio law, authorization of Northrop's Control Share Acquisition Proposal required the approval of a majority of the TRW shares represented at the meeting and the approval of a majority of all "disinterested shares" represented at the meeting. "Disinterested shares" excludes shares that were: held by any officer of TRW elected or appointed by the Board, held by any employee director of TRW, purchased between February 22, 2002 and March 28, 2002 if the total amount paid for the shares exceeded $250,000, shares held by the "acquiring person" and any shares that were voted without a certification. The proposal was rejected on both counts.

o Approximately 56.5 million shares, or 60.2%, of all TRW shares represented at the meeting were voted against the proposal. 37.1 million shares, or 39.5%, voted to approve the proposal and 0.3 million shares, or 0.3%, abstained.

o Approximately 36.2 million, or 60.2%, of TRW "disinterested shares" represented at the meeting were voted against the proposal. 23.7 million "disinterested" shares, or 39.5%, voted to approve the proposal and 0.2 million "disinterested" shares, or 0.4%, abstained.

Shareholder approval of this proposal would have allowed Northrop to purchase, under Ohio's Control Share Acquisition Statute, more than 20% of TRW's shares pursuant to Northrop's unsolicited exchange offer.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.



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